CG Consolidated, LLC (the "Company") a Texas Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet - CG Consolidated, LLC - 12/31/2024

($000s)	3/31/2024 ACTUALS	6/30/2024 ACTUALS	9/30/2024 ACTUALS	12/31/2024 ACTUALS	NOTES
Assets					
Cash	305	436	277	319	
Inventory	118	93	86	28	Significantly lower inventory balance versus start of year
Accounts Receivable	48	57	45	27	
Prepaid Expenses	112	121	54	31	Reduction of prepaid related to roll off of Prosigliere
Other Current Assets	340	53	98	66	Due from third party ($64K) in Q4 versus $256K in Q1
Total Current Assets	**923**	**760**	**560**	**471**	
Fixed Assets, Net of Depreciation	80	65	50	34	Operating Lease ($34K) in Q4
Other Long-Term Assets	40	49	10	10	Security deposit ($10K) in Q4
Total Long-Term Assets	**121**	**114**	**60**	**44**	
TOTAL ASSETS	**1,044**	**874**	**620**	**515**	
Liabilities and Equity					
Accounts Payable	142	123	23	44	
Accrued Expenses	103	86	96	93	
Accrued Franchisee Pay	698	725	576	542	The Q4 number represents the total December trainer pay amount
Taxes Payable	138	32	46	62	Q4 represents estimated total 2024 taxes to be paid
Notes Payable, Current	173	60	0	0	Note payable concluded at the end of Q2
Deferred Revenue	563	630	486	463	Includes roughly $75K from GymPass
Operating Lease - Current	56	57	48	34	
Other Current Liabilities	13	16	18	13	
Total Current Liabilities	**1,886**	**1,727**	**1,293**	**1,252**	
Notes Payable, Long-Term	2,122	2,141	2,159	2,178	SBA Loan plus interest
Operating Lease - Long Term	20	5	0	0	
Accrued Future Distribution Right	7,379	8,016	8,661	9,306	
Total Long-Term Liabilities	**9,520**	**10,162**	**10,820**	**11,484**	
Total Equity	**(10,363)**	**(11,015)**	**(11,493)**	**(12,221)**	WeFunder funds are considered part of equity
TOTAL LIABILITIES & EQUITY	**1,044**	**874**	**620**	**515**	

Balance Sheet - CG Consolidated, LLC - 12/31/2023

($000s)	12/31/2023 ACTUALS	NOTES
Assets		
Cash	375	
Inventory	92	Only inventory remaining is mats, bold shirts, and a small amount of other items
Accounts Receivable	94	Mainly sponsorship revenue and a few corporate subscriptions
Prepaid Expenses	336	Majority of the prepaid is for the Prosigliere contract
Other Current Assets	167	401K forefeitures ($37K), Due from third party ($103K), Prepaid certs ($17K)
Total Current Assets	**1,064**	
Notes Receivable, Long-Term	0	
Fixed Assets, Net of Depreciation	11	
Other Long-Term Assets	42	Goodwill
Total Long-Term Assets	**53**	
TOTAL ASSETS	**1,117**	
Liabilities and Equity		
Accounts Payable	113	
Accrued Expenses	280	Driven up by EOY bonuses
Accrued Franchisee Pay	566	
Taxes Payable	138	
Notes Payable, Current	285	Removed WeFunder from this GL and pushed to equited
Deferred Revenue	541	
Other Current Liabilities	6	
Total Current Liabilities	**1,927**	
Notes Payable, Long-Term	2,103	
Accrued Future Distribution Right	6,741	
Total Long-Term Liabilities	**8,844**	
Total Equity	**(9,655)**	WeFunder funds are considered part of equity
TOTAL LIABILITIES & EQUITY	**1,117**	

Income Statement - CG Consolidated, LLC - YTD 2024

($000s)	Q1 ACTUALS	Q2 ACTUALS	Q3 ACTUALS	Q4 ACTUALS	FY 2024 ACTUALS	YTD NOTES
Revenue						
BOLD Subscriptions	3,518	3,239	3,022	2,677	12,457	Quarterly reduction due to reduction in subscriptions
Nutrition Subscriptions	161	125	88	73	448	
Ancillary - All Other[1]	72	99	96	71	338	
Total Revenue	**3,751**	**3,464**	**3,206**	**2,821**	**13,242**	
Cost of Revenue						
Franchisee- Profit Share, Comm, Override	2,581	2,401	2,105	1,945	9,033	Reduction quarter over quarter due to reduction in revenue
Franchisee- Incentives & Other	16	4	14	12	46	
Franchisee- Fee Offset	(393)	(354)	(313)	(301)	(1,360)	
Location Rent	36	32	28	26	122	
Payment Processing	92	86	78	70	326	
Giveaways	11	21	0	24	56	
Merchandise Cost of Revenue	13	51	17	49	130	
Customer Support	52	54	45	34	186	
Event Cost of Revenue	0	13	0	100	113	
Other Cost of Revenue[2]	7	14	11	27	59	
Total Cost of Revenue	**2,415**	**2,323**	**1,986**	**1,987**	**8,711**	
Gross Profit	**1,337**	**1,141**	**1,220**	**834**	**4,531**	
% of Revenue	*35.6%*	*32.9%*	*38.0%*	*29.6%*	*34.2%*	
Operating Expenses[3]						
Field Sales, Marketing & Admin	262	290	281	240	1,073	
Operations	87	92	74	54	307	
Marketing	232	226	201	182	841	
Engineering & Product Mgmt	512	278	313	229	1,332	Q4 includes a write of of server and hosting cost
General Admin	302	300	113	150	865	Q3 includes write off of accrued software expenses
Total Operating Expenses	**1,394**	**1,186**	**982**	**856**	**4,418**	
Operating Income	**(57)**	**(45)**	**237**	**(22)**	**113**	
Other Income or (Expense), Net	2	(13)	(44)	(45)	(101)	Q4 includes a $33K obsolete inventory expense
Tax (Expense)[4]	(15)	44	(26)	(16)	(14)	Q2 balance is due to an overaccrual of 2023 Franchise Taxes
Net Income	**(71)**	**(15)**	**167**	**(83)**	**(2)**	Overall Q4 net income impacted by the yearly conference cost in November
EBITDA	**(32)**	**(31)**	**212**	**(46)**	**102**	

Notes:

[1] All Other Ancillary revenue includes camper and trainer event revenue, challenge revenue, sponsorship revenue, and merchandise revenue

[2] Other Cost of Revenue includes virtual software costs, loyalty points expense, and other misc.

[3] Our Operating Expenses are shown in the rollup department level. For example, all marketing team expenses are shown in the marketing department

[4] Tax expense consists of entity-level taxes (i.e. gross margin tax, state franchise tax, etc.). No pass-through tax liability is reflected in the financials.

Income Statement - CG Consolidated, LLC - December 2023

($000s)	12/31/2023 ACTUALS	YTD ACTUALS	YTD NOTES
Revenue			
BOLD Subscriptions	1,308	21,626	
Nutrition Subscriptions	62	1,652	
Strength Subscriptions	0	14	
Ancillary - Other Non-Recurring Revenue	0	0	
Ancillary - Merchandise	4	219	
Ancillary - All Other[1]	12	340	
Total Revenue	**1,386**	**23,852**	
Cost of Revenue			
Franchisee- Profit Share, Comm, Override	985	16,893	
Franchisee- Incentives & Other	13	107	
Franchisee- Fee Offset	(139)	(2,433)	
Location Rent	26	244	
Payment Processing	32	572	
Giveaways	23	196	Anniversary and referral shirt giveaways. This is partially offset by trainer pay
Merchandise Cost of Revenue	4	305	
Customer Support	19	414	Cost continues to reduce as subscriptions drop. Down to 2 HC here, and the rest is freelance time which has flexibility
Event Cost of Revenue	2	333	
Other Cost of Revenue[2]	2	95	
Total Cost of Revenue	**968**	**16,726**	
Gross Profit	**419**	**7,126**	
% of Revenue	*30.2%*	*29.87%*	
Operating Expenses[3]			
Field Sales, Marketing & Admin	279	2,145	Increase over prior month due to EOY bonuses
Operations	57	818	
Marketing	83	1,991	
Engineering & Product Mgmt	232	3,668	
General Admin	158	2,934	
Total Operating Expenses	**810**	**11,556**	Operating expenses continue to reduce as we look for cost savings opportunities
Operating Income	**(391)**	**(4,431)**	
Other Income or (Expense), Net	(51)	(154)	
Tax (Expense)[4]	(23)	(128)	
Net Income	**(466)**	**(4,713)**	
% of Revenue	*-33.6%*	*-19.8%*	
EBITDA	**(438)**	**(4,565)**	

Notes:

[1] All Other Ancillary revenue includes camper and franchisee events revenue and sponsorship revenue

[2] Other Cost of Revenue includes virtual software costs, loyalty points expense, and other misc.

[3] Our Operating Expenses are shown in the rollup department level. For example, all marketing team expenses are shown in the marketing department

[4] Tax expense consists of entity-level taxes (i.e. gross margin tax, state franchise tax, etc.). No pass-through tax liability is reflected in the financials.

CG - CG Nation LLC
Cash Flow - Yr Dec-2024 vs. Prior Year

	As of December 31, 2024 YTD		
	Actual ($)	Prior Year ($)	Variance ($)
From Operations			
Net Income	-1512.51	(4,713,694)	4,712,181
Non-Cash Adjustment			
Depreciation/Amortization	(6,637.73)	(38,383)	31,745
Non-Cash Compensation	0	0	0
Bad debt expense	0	0	0
Gain/Loss on Sale of Assets	0	0	0
Deferred Commission Amortization	0	0	0
Deferred financing fee Amortization	0	0	0
Adjustments to Unrealized Gain/Loss	0	0	0
Other Non-Cash Adjustments	0	0	0
Changes in Assets and Liabilities			
Accounts Rec (incld Allow)	66,115	125,436	(59,321)
Inventory	63,766	228,615	(164,849)
Other Assets	413,832	392,020	21,812
Accounts Payable	(68,983)	(280,304)	211,321
Other Liabilities	(444,657)	(1,114,952)	670,295
Deferred Revenue	(77,155)	(313,333)	236,178
Net Cash From Operations	**(55,232)**	**(5,714,595)**	**5,659,363**
From Investing			
Capital Expenditures	38,267	56,179	(17,912)
Investment in Subsidiaries	-	0	0
Other Investing Activities	-	93,293	(93,293)
Net Cash From Investing	**38,267**	**149,472**	**(111,205)**
From Financing			
Net Debt	2,639,287	2,198,755	440,532
Net Capital/Equity	(2,565,800)	(417,433)	(2,148,367)
Net Cash From Financing	**73,487**	**1,781,322**	**(1,707,835)**
Net Inc/Dec in Cash	**56,522**	**(3,783,802)**	**3,840,324**
Cash - Beginning of Period	**375,402**	**4,159,205**	**(3,783,803)**
Cash - End of Period	**318,880**	**375,402**	**(56,522)**

CG - CG Nation LLC

Cash Flow - =Yr Dec-2023 vs. Prior Year

	As of December 31, 2023 YTD		
	Actual ($)	Prior Year ($)	Variance ($)
From Operations			
Net Income	(4,713,694)	(8,514,904)	3,801,209
Non-Cash Adjustment			
Depreciation/Amortization	(38,383)	(2,042,564)	2,004,181
Non-Cash Compensation	0	0	0
Bad debt expense	0	0	0
Gain/Loss on Sale of Assets	0	0	0
Deferred Commission Amortization	0	0	0
Deferred financing fee Amortization	0	0	0
Adjustments to Unrealized Gain/Loss	0	0	0
Other Non-Cash Adjustments	0	0	0
Changes in Assets and Liabilities			
Accounts Rec (incld Allow)	125,436	(86,179)	211,615
Inventory	228,615	761,675	(533,060)
Other Assets	392,020	3,011,110	(2,619,090)
Accounts Payable	(280,304)	(95,461)	(184,843)
Other Liabilities	(1,114,952)	(664,453)	(450,499)
Deferred Revenue	(313,333)	(458,013)	144,680
Net Cash From Operations	**(5,714,595)**	**(8,088,789)**	**2,374,193**
From Investing			
Capital Expenditures	56,179	3,064,077	(3,007,898)
Investment in Subsidiaries	0	0	0
Other Investing Activities	93,293	55,945	37,348
Net Cash From Investing	**149,472**	**3,120,022**	**(2,970,550)**
From Financing			
Net Debt	2,198,755	3,777,158	(1,578,404)
Net Capital/Equity	(417,433)	(2,363,322)	1,945,890
Net Cash From Financing	**1,781,322**	**1,413,836**	**367,486**
Net Inc/Dec in Cash	**(3,783,802)**	**(3,554,931)**	**(228,871)**
Cash - Beginning of Period	**4,159,205**	**7,714,135**	**(3,554,931)**
Cash - End of Period	**375,402**	**4,159,205**	**(3,783,802)**

CG Consolidated, LLC
Statement of Changes in Equity

Accounts	2024 Amount ($000s)	2023 Amount ($000s)
Opening Equity (Beginning)	(9,655)	--
Net Income (Loss)	(2)	(4,713)
Equity Contributions (Net Capital)	(2,566)	(417)
Ending Equity	**(12,221)**	**(9,655)**

Unaudited

CG Consolidated, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

CG Consolidated, LLC (the "Company") is a company organized on December 6, 2016 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.